On January 29, 2013 the Trust held a special shareholder meeting to elect or re‐elect proposed individuals to the Board of Trustees. Each vote represents one dollar of net asset value held on the record date of the meeting. The results of the proposal were as follows:

Proposal: To elect or re‐elect the following trustees to the Board of Trustees.

		Number of Votes	Percentage of Total Outstanding Votes		Percentage Voted
Trustee	Record Date Votes	For	Withheld	For	Withheld	For	Withheld
Patrick W. Galley	171,475,556	118,738,322	29,701,795	69.25%	17.32%	79.99%	20.01%
James G. Kelley	171,475,556	147,535,820	904,297	86.04%	0.53%	99.39%	0.61%
John S. Oakes	171,475,556	147,621,030	819,087	86.09%	0.48%	99.45%	0.55%
Fred G. Steingraber	171,475,556	147,380,601	1,059,516	85.95%	0.62%	99.29%	0.71%
John K. Carter	171,475,556	147,624,686	815,431	86.09%	0.48%	99.45%	0.55%